UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-54447

Naugatuck Valley Savings and Loan KSOP PLAN

(Full title of the Plan)

NAUGATUCK VALLEY FINANCIAL CORPORATION

333 CHURCH STREET

NAUGATUCK, CT 06770

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	The Naugatuck Valley Savings and Loan KSOP Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and elects to file Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements and schedule of the Plan as of December 31, 2014 and 2013 and for the year ended December 31, 2014.

EXHIBITS

Exhibit 23. Consent of McGladrey LLP, independent registered public accounting firm.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2014 and 2013

Naugatuck Valley Savings and Loan KSOP PLAN

*Other supplemental schedules required by 29 CFR Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted as they are not applicable.

Naugatuck Valley Savings and Loan KSOP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and the Audit Committee of the Board of Directors

Naugatuck Valley Savings and Loan KSOP Plan

We have audited the accompanying statements of net assets available for benefits of Naugatuck Valley Savings and Loan KSOP Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Board of Directors of Naugatuck Valley Savings and Loan, the Plan's sponsor, voted on January 28, 2014, to merge the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan into the Naugatuck Valley Savings and Loan Employee Savings Plan effective December 1, 2014 to form the Naugatuck Valley Savings and Loan KSOP Plan. All plan assets were transferred to the Naugatuck Valley Savings and Loan KSOP Plan on December 29, 2014.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey LLP

New Haven, Connecticut

June 29, 2015

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Naugatuck Valley Savings and Loan KSOP PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value (notes 3 and 4)
Mutual Funds	$5,736,505	$5,517,995
Company Common Stock	5,161,296	950,561
Common Collective Trust	439,442	472,040
Money Market Fund	46,602	-

Investments at fair value	11,383,845	6,940,596

Receivables:
Notes receivable from participants	230,420	237,466
Participant contributions	-	6,867
Employer contributions	-	3,837
Total Receivables	230,420	248,170

Total Assets	11,614,265	7,188,766

Liabilities
Acquisition Indebtedness (Leveraged Loans)	2,846,982	-
Excess contributions payable	-	24,979

Net assets available for benefits, including investments at fair value	8,767,283	7,163,787

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,808)	(20,533)

Net assets available for benefits	$8,746,475	$7,143,254

The accompanying notes are an integral part of the these financials statements.

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Naugatuck Valley Savings and Loan KSOP PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2014
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$256,466
Dividends	295,333
Total Assets	551,799

Interest income on notes receivable from participants	10,383

Contributions:
Employer
ESOP contributions	418,177
Matching 401(k)	249,165
Subtotal - Employer contributions	667,342
Participant	463,449
Rollover	3,592
Total Contributions	1,134,383

Total additions	1,696,565

Deductions from net assets attributable to:
Benefits paid to participants	1,028,956
Administrative expenses	4,425
Interest expense on acquisition indebtedness	674
Total deductions	1,034,055

Subtotal	662,510
Transfer of net assets from ESOP at plan merger	940,711
Net increase	1,603,221
Net assets available for benefits:
Beginning of year	7,143,254

End of year	$8,746,475

The accompanying notes are an integral part of the these financials statements.

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1. Description of the Plan

Plan Merger and Amendment

Prior to December 1, 2014, Naugatuck Valley Savings and Loan (the “Bank”), a subsidiary of Naugatuck Valley Financial Corporation, a bank holding company (the “Company”), sponsored a defined contribution plan covering eligible employees of the Bank. This plan was named the Naugatuck Valley Savings and Loan Employee Savings Plan (the “401(k) Plan”).

Effective December 1, 2014, the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan (the “ESOP”) merged with and into the 401(k) Plan. The merged plan is called the Naugatuck Valley Savings and Loan KSOP Plan (the “KSOP”). All participants in the ESOP became participants in the KSOP plan at December 1, 2014.

The 401(k) Plan was, and the KSOP plan is, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On December 29, 2014, net assets of the ESOP were transferred from the ESOP into the 401(k) Plan, which was renamed as the KSOP plan. These net assets included Company common stock, both allocated and unallocated shares, as well as ESOP acquisition indebtedness and cash. The KSOP plan assumed the balances outstanding and the terms and provisions of the acquisition indebtedness as of December 1, 2014.

The general provisions of the KSOP plan, as described below, are identical to the provisions of the 401(k) Plan, except in the area of employer matching contributions and in the use of forfeitures.

The following description of the KSOP plan provides only general provisions of the Plan. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

For simplicity, the use of the terminology “the Plan” in this document will generally refer to the 401(k) plan for periods prior to December 1, 2014 and/or to both the 401(k) plan and KSOP for the year ended December 31, 2014, as applicable.

Plan Administration

The Bank is the Sponsor and Plan Administrator of the Plan. The trust fund is the medium used for the accumulation of assets from which benefits will be distributed. The Plan is administered by a committee comprised of Officers of the Bank. Reliance Trust Company (“Reliance”) is the Trustee for the Plan. Fidelity Investments (“Fidelity”) is the Custodian for the Plan. The Newport Group is the record keeper for the Plan.

Eligibility

An employee who has been employed by the Bank for six months and is at least 21 years old is eligible to participate in the Plan, and can elect to participate in the Plan on the first day of the month following their sixth (6th) month of employment after meeting the eligibility requirements. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service (“IRS”) defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan.

Employer Matching Contributions

Each year the Bank may make a matching contribution equal to a uniform discretionary percentage of a participant’s elective salary deferrals. For the years ended December 31, 2014 and 2013, the Bank provided a discretionary matching contribution of 75% of employee contributions, up to a maximum of 6% of the employee’s eligible compensation. All plan participants are eligible to share in the matching contribution regardless of the amount of service completed during the plan year. In addition, the Bank may make a discretionary profit sharing contribution. There have been no profit sharing contributions in either 2014 or 2013.

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Effective January 1, 2015, the KSOP plan will first allocate shares to make employer contributions to match the participant’s payroll deferrals and then the remainder of the employer contributions will be allocated to all participants. Excluding any profit sharing contributions, the amount of the employer matching contributions will annually be the greater of: the amount of matching contributions based on the above mentioned discretionary percentage and the participants’ elective salary deferrals or the value of the Company’s common stock shares released to be allocated to participants based on the scheduled repayment terms of the ESOP acquisition indebtedness. Effective January 1, 2015, the employer matching contribution will be made in the form of Company common stock.

Vesting

Under the Plan, a participant is fully vested at all times with respect to amounts attributable to their salary deferrals and rollovers. With respect to participant amounts attributable to matching contributions and discretionary profit sharing, the vested percentage is based on vesting years of service. Participants become 20% vested after 2 years, 40% vested after 3 years, 60% vested after 4 years, 80% vested after 5 years, and 100% vested after 6 years. At early retirement with at least five years of service or upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits

A participant may apply to the Plan to withdraw vested amounts from their account if they are over 59½ years old or upon termination of service. In addition, a participant may apply for a withdrawal in the event of hardship or may receive minimum required distributions upon reaching the age of 70½. Hardship withdrawals may only be taken from non ESOP sources. Hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

Upon termination of service, if the participant's vested benefit under the Plan has a balance of less than $1,000, then a single lump-sum payment will be made as soon as practical following the event that entitles the participant to a distribution. If a participant's vested benefit under the Plan exceeds $1,000, the participant must consent to the distribution before it may be made. Also, if the distribution is to be received in any form other than an annuity payment, the participant must first waive the annuity form of payment.

Forfeited Accounts

At December 31, 2014 and 2013, forfeited non-vested accounts totaled $12,056 and $11,647, respectively. These amounts may be used to reduce future employer contributions or to pay Plan expenses. For the year ended December 31, 2014, $30,300 in forfeited non-vested accounts were used to reduce employer contributions. Effective January 1, 2015, forfeitures shall be used to pay any KSOP plan expenses and, if a balance of forfeitures remains after payment of KSOP plan expenses, the balance will be reallocated to participants.

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Notes Receivable from Participants

Participants may make an application to the Plan administrator for a loan at any time. Loan amounts range from a minimum of $1,000 to a maximum of $50,000, not to exceed one-half of the participant’s vested interest from non-ESOP sources. The loans are collateralized by the participant’s vested account balance and generally bear a fixed interest rate based on the current interest rate on comparable loans as of the loan origination date.

Principal and interest is paid through periodic payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document. If a participant becomes entitled to a distribution from the Plan (except in the case of a hardship distribution), the participant's loan becomes immediately due and payable in full.

Voting Rights

Each participant may vote the shares of Company common stock held in their respective plan account. The Trustee has a fiduciary duty to follow directions received from participants regarding how to vote these shares. The Trustee also votes shares allocated to accounts for which no written instructions are received and all unallocated shares held in Trust, in a manner calculated to most accurately reflect the voting instructions received from the participants regarding allocated shares of stock, provided the Trustee determines such a vote is in the best interests of the participants and beneficiaries of the applicable Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The Plan invests in a fully benefit-responsive investment contract (Wells Fargo Stable Value Fund M). Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are recorded at fair value as determined using methods as discussed in Note 4, Fair Value Measurements. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Earnings from the investment funds are re-invested and added to the cost basis of the investment funds. Net appreciation includes the Plan's realized gains and losses on investment securities purchased and sold as well as unrealized gains and losses on investment securities held during the Plan year.

At December 31, 2014 and 2013, an investment option available to participants was the Wells Fargo Stable Value Fund M (the "Fund"), a large stable value collective trust fund. At December 31, 2014, the Fund was 100% invested in the Wells Fargo Stable Return Fund G, sponsored by Wells Fargo Bank, N.A., whose investments include investment contracts issued by insurance companies and other financial institutions. The contract value of the Fund is based on the underlying unit values reported by the collective trust fund investment. The Fund is included in the financial statements at contract value and fair value as reported to the Plan by Wells Fargo. Contract value represents the contributions made under the contract, plus earnings, less participant withdrawals.

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The Fund requires a 12-month notice from plan sponsors for withdrawal of the Plan’s assets from the Fund. This requirement, sometimes referred to as a ‘12-month put,’ minimizes the impact from the actions of one or more plan sponsors from adversely impacting other plan investors, reduces the need for excess liquidity to accommodate potential withdrawals, thereby allowing the Fund manager to more fully invest the Fund’s assets and optimize yield and makes wrap contracts, which are essential to the stable value product, more accessible and less expensive than they would otherwise be. Providers of these contracts view the 12-month notice as an important element for a healthy stable value fund. Stable value crediting rates tend to lag market rates when there is a significant move up or down in interest rates. The risk is managed by introducing a requirement that Plan participants may not transfer their assets from the Stable Return Fund directly into a “competing” investment option, such as a money market fund. In order to transfer assets in their account from the Stable Return Fund to a competing option, participants must first transfer the assets into a non-competing option for at least 90 days.

The yield earned by the Fund at December 31, 2014 and 2013 was 1.40% and 1.36% respectively. This represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2014 and 2013, respectively.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2014 and 2013 was 1.64% and 1.52%, respectively. This represents the annualized earnings credited to the participants in the Fund, divided by the fair value of all investments in the Fund at December 31, 2014 and 2013, respectively.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans to non-employee participants, if deemed to be in default, are reclassified as distributions in accordance with the terms of the Plan document.

Acquisition Indebtedness

In 2004, the ESOP borrowed $2,980,910 from the Company. The proceeds of this loan were utilized to purchase 297,435 shares of the Company’s common stock. On June 29, 2011, the Company converted from a partially public mutual holding company to a fully public stock holding company structure. In connection with the conversion, the Plan borrowed $2,003,040 from the Company to purchase an additional 250,380 shares of the Company’s common stock. The shares are held in a trust established under the applicable Plan, and the loans are collateralized by the unallocated shares of common stock held in the trust.

The Bank makes periodic cash contributions to the applicable Plan. The Plan uses these contributions, plus a portion of the dividends received, if any, on the Company’s common stock, to pay the principal and interest on the loans. As the loans are repaid, a proportionate percentage of common stock was released to the ESOP prior to December 1, 2014 (date of the merger of the plans) and to the KSOP plan subsequent to December 1, 2014, for allocation to eligible participant accounts in accordance with the applicable Plan and applicable regulations under the Internal Revenue Code ("IRC").

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Allocations to Participants

Prior to January 1, 2015, both the ESOP and the KSOP plans provide for annual allocations of the shares of the Company common stock released from the unallocated ESOP shares to participants to be made based over the terms of the acquisition indebtedness. The annual allocation to participants is in the form of shares of the Company’s common stock, totalling 32,364 shares per year, which is allocated based on the ratio that each active participant’s eligible compensation bears to the aggregate eligible compensation of all active participants for the Plan Year. As of December 31, 2014, there were 294,387 unallocated shares of Company common stock in the KSOP plan.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

The Plan pays administrative expenses to the extent the Plan has offsetting revenue sharing and/or forfeitures. The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Administrative expenses of $4,425 and $33,294 were paid by the Plan and the Bank on behalf of the Plan, respectively, for the year ended December 31, 2014.

Recent Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07 , Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This update permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. This new update is effective for annual reporting periods on or after December 15, 2015 and will be applied retrospectively. The Company does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.

3. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with generally accepted accounting principles, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Basis of Fair Value Measurement –

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 -	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3 -	Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

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Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Plan.

The following tables detail the financial instruments carried at fair value on a recurring basis as of December 31, 2014 and 2013, and indicate the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

	Total	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2014

Mutual Funds:
Fixed Income	$2,702,708	$2,702,708	$-	$-
Domestic Equity	2,395,447	2,395,447	-	-
International Equity	450,304	450,304	-	-
Index	188,046	188,046	-	-
Subtotal	5,736,505	5,736,505	-	-
Company Common Stock	5,161,296	5,161,296	-	-
Common Collective Trust	439,442	-	439,442	-
Money Market Fund	46,602	46,602	-	-
Total Investments at Fair Value	$11,383,845	$10,944,403	$439,442	$-

December 31, 2013

Mutual Funds:
Fixed Income	$2,442,378	$2,442,378	$-	$-
Domestic Equity	2,394,231	2,394,231	-	-
International Equity	482,731	482,731	-	-
Index	198,288	198,288	-	-
Money Market	367	367	-	-
Subtotal	5,517,995	5,517,995	-	-
Common Collective Trust	472,040	-	472,040	-
Company Common Stock	950,561	950,561	-	-
Total Investments at Fair Value	$6,940,596	$6,468,556	$472,040	$-

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The following table sets forth additional disclosures of the Plan’s investment whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2014 and 2013:

	Fair Value		Unfunded	Redemption	Redemption
	2014	2013	Commitment	Frequency	Notice Period
Wells Fargo Stable Value Fund M	$439,442	$472,040	$-	Daily	12 Months

The objective of the fund is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. The Fund is designed for investors seeking more income than money market funds without the price fluctuation of stock or bond funds. The Fund will attempt to achieve these objectives by investing 100% in the Wells Fargo Stable Return Fund G. The Fund is primarily comprised of investment contracts issued by financial companies including Guaranteed Investment Contracts (“GICs”), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest. Separate Account GICs are GICs issued by an insurance company and are maintained within a separate account. GICs are backed by the general account of the insurance company while Separate Account GICs are backed by a segregated pool of assets. Security Backed Investment Contracts are comprised of two components: investment contracts issued by a financial institution and underlying portfolios of fixed income securities (i.e. bonds) whose market prices fluctuate. The investment contract is designed to allow participants to transact at book value without reference to the price fluctuations of the underlying fixed income securities.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Mutual Funds: The shares of mutual funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 in the fair value hierarchy. Money Market mutual funds are short term cash investments valued at cost, which approximates fair value.

Company Common Stock: Naugatuck Valley Financial Corporation common stock is valued at the quoted market price from a national securities exchange. The Naugatuck Valley Financial Corporation Common Stock is classified as Level 1 within the valuation hierarchy.

The following is a summary of the number of shares held and the fair value of the Plan’s investment in the Company’s common stock as of December 31, 2014:

	At December 31, 2014
	Allocated/Purchased (1)	Unallocated	Total
Number of shares held	308,568	294,387	602,955
Fair value	$2,641,342	$2,519,953	$5,161,295

(1)	Includes participant directed purchases and shares allocated to date.

The Plan’s investment in the Company’s common stock represented 8.6% of the Company’s outstanding shares of common stock at December 31, 2014.

Common Collective Trust: The Wells Fargo Stable Value Fund M is a large stable value collective trust fund trusteed by Wells Fargo Bank, N.A. and advised by Galliard Capital Management, Inc., a wholly owned subsidiary of Wells Fargo & Company. The fair value of investments in collective trust funds, are measured at the Net Asset Value (“NAV”) of units of the collective trust. The NAV, as provided by the trust, is used as a practical expedient to determine fair value, and is based on the common collective trust’s underlying investments based on the information reported by the investment advisor using audited financial statements of the common collective trust at year-end. Participant transactions (purchases and sales) may occur daily. The net asset value per unit of a collective investment trust is a primary input into the valuation of ownership interest in a collective investment trust. The investment in the collective trust is classified as Level 2 in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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4. Investments

As of December 31, 2014 and 2013, the fair values of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	December 31,
	2014	2013

American Century Livestrong 2025 Fund*	$1,434,785	$1,302,670
Company Common Stock*	5,161,295	950,561
Fidelity Contrafund*	808,864	749,637
Wells Fargo Stable Value Fund Class M	439,442	472,040
American Century One Choice 2035 Portfolio Advisor Fund	491,969	459,859
JPMorgan MidCap Value Class A	**	361,405

*	Indicates party-in-interest
**	Investment did not represent 5% or more of the plan's net assets available for benefits as of December 31, 2014

For the year ended December 31, 2014, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

December 31, 2014
Mutual Funds	$103,674
Common Collective Trust	4,431
Company Common Stock	148,361
Net appreciation	$256,466

5. Acquisition Indebtedness

In 2004, the ESOP financed the purchase of 297,435 shares of the Company’s common stock through proceeds from a loan from the Company. The note matures on September 30, 2019, and bears an annual interest rate of 4.75%. Repayment began on December 31, 2004. The annual amount of principal and interest due is $282,520.

In 2011, the ESOP financed the purchase of an additional 250,380 shares of the Company’s common stock through proceeds from a second loan with the Company. The note matures on December 31, 2030, and bears an annual interest rate of 3.25%. Repayment began on December 31, 2011. The annual amount of principal and interest due is $135,657.

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6. Related-Party Transactions

The Bank controls and manages the operation and administration of the Plan, and certain Bank officers, who act as Trustees of the Plan, are participants in the Plan. No officers or employees of the Bank receive compensation from the Plan. The Company Common Stock is available as an investment option to participants. Based on the ESOP shares allocated to the participants, the KSOP plan is one of the largest shareholders of the Company’s common stock which amounted to 8.6% at December 31, 2014. Because the Company is the holding company of the Bank, the Plan Sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. Reliance is a Trustee of the Plan, and Fidelity is the Custodian of the Plan that administered participant directed investments in various investment options as designated by the participants. Transactions with these parties qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

7. Risks and Uncertainties

The Plan provides various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

8. Tax Status

On December 1, 2014, the ESOP merged with and into the 401(k) plan. The combined plan is referred to as the Naugatuck Valley Savings and Loan KSOP Plan. The KSOP is intended to be a qualified plan under Code Section 401(a) and to qualify as a qualified employee stock ownership plan under Code Sections 409 and 4975(e)(7) that includes a qualified CODA as described in Code Section 401(k). The Bank intends to file for a new favorable determination letter from the Internal Revenue Service for the KSOP.

Under the KSOP, employees who participate in the 401(k) may continue to contribute a portion of their compensation, which is matched by the employer at 75% up to 6% of eligible compensation up to certain Internal Revenue Service limits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is required to evaluate tax positions taken and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9. Subsequent Event

On June 3, 2015, Naugatuck Valley Financial Corporation, a Maryland corporation (the “Company”) and Liberty Bank, a Connecticut-chartered mutual savings bank (“Liberty”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Liberty will acquire the Company and its wholly-owned bank subsidiary, Naugatuck Valley Savings and Loan (the “Bank”).  The acquisition of the Bank by Liberty which is expected to occur in the fourth quarter of 2015 will result in a change in control under the Plan.

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10. Plan Termination

The Bank may terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$8,746,475	$7,143,254
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	20,808	20,533

Net assets available for benefits per Form 5500	$8,767,283	$7,163,787

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the Form 5500 as of December 31, 2014:

2014
Net increase in net assets available for benefits per the financial statements	$1,603,221
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	20,808
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	(20,533)

Net increase in net assets available for benefits per Form 5500	$1,603,496

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Supplemental Schedule

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Form 5500, Schedule H, Part IV , Item 4(i)
EIN 06-0465350 Plan 002
Schedule of Assets (Held at End of Year)
December 31, 2014

( a ) ( b )	( c )	( d )	( e )
Identity of Issue, Borrower, Lessor, or Similar Party	Descripton of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	Cost	Fair Value Current Value

Mutual Funds:

American Century Investments	Livestrong 2025 Portfolio Advisor Fund	**	$1,434,785
* Fidelity Investments	Fidelity Contrafund	**	808,864
American Century Investments	American Century One Choice 2035 Portfolio Advisor Fund	**	491,969
JP Morgan	Mid Cap Value Fund Class A	**	345,269
JP Morgan	JP Morgan Equity Income Fund A	**	302,360
American Century Investments	American Century One Choice 2045 Advisor Fund	**	273,698
Eagle Series TR	Eagle Small Cap Growth Fund Class A	**	270,937
T.Rowe Price	T.Rowe Price Blue Chip Growth Advantage Fund Class	**	246,044
*Fidelity Investments	Spartan 500 Index Fund Investor Class	**	188,046
American Funds	Cap World Growth & Income	**	173,278
American Century Investments	One Choice In Retire Fund	**	162,605
American Funds	Europacific Growth Fund Class R3	**	146,071
Prudential	Prudential Jennison Mid Cap Growth Fund Class R4	**	144,517
Western Assets	Western Asset Core Plus Bond	**	138,622
*Fidelity Investments	Fidelity Small Cap Value	**	134,486
American Century Investments	American Century One Choice 2015 Portfolio Advisor Fund	**	117,772
BlackRock	BlackRock Equity Divident Fund Service Class	**	112,982
Allianz	Allianz NFJ International Value Fund Class A	**	112,298
American Century Investments	American Century One Choice 2030	**	63,696
BlackRock	BlackRock High Yld Bond INV A	**	29,988
Oppenheimer Funds	Oppenheimer International Growth Fund A	**	18,657
Loomis Sayles	Strategic Income A	**	14,319
American Century Investments	American Century One Choice 2055	**	4,928
American Century Investments	American Century One Choice 2040	**	177
American Century Investments	American Century One Choice 2050	**	137
	SUBTOTAL		5,736,505
Common Collective Trust:
Wells Fargo	Wells Fargo Stable Value Fund Class M	**	439,442

Company Stock:
*Naugatuck Valley Fin.Corp	Company Common Stock	**	5,161,296

Money Market:
Naugatuck Valley Co Stock Liq	Money Market	**	46,602

Notes Receivable from Participants
* Participant Loans	Various terms collateralized by vested acct. balance, interest rates ranging from 4.25% to 9.25%		230,420

TOTAL			$11,614,265

* Indicates party-in-interest

**Cost information is not required for participant-directed funds.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Naugatuck Valley Savings and Loan
KSOP Plan

Date:June 29, 2015	By:	/s/ Patricia A. Peterson
Plan Administrator

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